# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Basel Medical Group Ltd, CIK 0002004489
CUSIP: G0864B103
Title of class of securities: Ordinary Shares with no par value
Address of issuer's principal executive offices: 6 Napier Road,, Unit #02-10/11 Gleneagles Medical Centre, Singapore, Singapore (U0), 258499
Date of event which requires filing of this statement: 02/21/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002059493

## Reporting persons
- Rainforest Capital VCC: type of reporting person: corporation (CO); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 10,174,579; sole dispositive power 0; shared dispositive power 10,174,579; aggregate amount beneficially owned 10,174,579 (54.2% of the class)
- Mengli Chen: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 0; shared voting power 10,174,579; sole dispositive power 0; shared dispositive power 10,174,579; aggregate amount beneficially owned 10,174,579 (54.2% of the class)
- Keng Leong Fung: type of reporting person: individual (IN); citizenship or place of organization: Singapore (U0); sole voting power 0; shared voting power 10,174,579; sole dispositive power 0; shared dispositive power 10,174,579; aggregate amount beneficially owned 10,174,579 (54.2% of the class)

## Item 1. Issuer
Name of issuer: Basel Medical Group Ltd
Address of issuer's principal executive offices: 6 Napier Road, Unit #02-10/11 Gleneagles Medical Centre, Singapore 258499

## Item 2. Person Filing
Name of person filing: Rainforest Capital VCC, Mengli Chen and Keng Leong Fung (each, a "Reporting Person" and collectively, the "Reporting Persons")
Address of principal business office or, if none, residence: The business address of Rainforest Capital VCC, Mengli Chen and Keng Leong Fung is 600 North Bridge Road, #12-02, Parkview Square, Singapore 188778.
Citizenship: Rainforest Capital VCC is a Singapore variable capital company. Mengli Chen is a Hong Kong citizen. Keng Leong Fung is a Singapore citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Rainforest Capital VCC: 10,174,579; Mengli Chen: 10,174,579; Keng Leong Fung: 10,174,579. Rainforest Capital VCC is a variable capital company incorporated in Singapore and holds 9,997,910 ordinary shares, 23,256 ordinary shares, 46,512 ordinary shares, and 106,901 ordinary shares of Basel Medical Group Ltd (the "Issuer") on behalf of Rainforest Capital VCC's four subfunds, Basel Medical Fund, Fan Mingchun, Wei Hua and Baselcorp Capital respectively. Mengli Chen, as the director of Rainforest Capital VCC, controls Rainforest Capital VCC and, accordingly, may be deemed to beneficially own the shares that Rainforest Capital VCC holds in the Issuer. Keng Leong Fung is the ultimate beneficial owner of Basel Medical Fund and may be deemed to beneficially own the shares that Rainforest Capital VCC holds in the Issuer. Keng Leong Fung (Raymond) is also a director of the Issuer.
Percent of class: Rainforest Capital VCC: 54.2%; Mengli Chen: 54.2%; Keng Leong Fung: 54.2%. The percentage of beneficial ownership is based on a total of 18,785,750 ordinary shares issued and outstanding as disclosed in the prospectus of the issuer dated February 24, 2025 following the full exercise of the overallotment option of the underwriters in the initial public offering of the issuer.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: Rainforest Capital VCC: 10,174,579; Mengli Chen: 10,174,579; Keng Leong Fung: 10,174,579.
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: Rainforest Capital VCC: 54.2%; Mengli Chen: 54.2%; Keng Leong Fung: 54.2%. The percentage of beneficial ownership is based on a total of 18,785,750 ordinary shares issued and outstanding as disclosed in the prospectus of the issuer dated February 24, 2025 following the full exercise of the overallotment option of the underwriters in the initial public offering of the issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
99.1 Joint Filing Agreement

## Signatures
- Rainforest Capital VCC: /s/ Mengli Chen, Mengli Chen/Director (04/30/2025)
- Mengli Chen: /s/ Mengli Chen, Mengli Chen (04/30/2025)
- Keng Leong Fung: /s/ Keng Leong Fung, Keng Leong Fung (04/30/2025)